September 21, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Abby Adams

Re:	Minerva Neurosciences, Inc.

Registration Statement on Form S-3

File No. 333- 267424

Acceleration Request

Requested Date:     September 23, 2022

Requested Time:    4:00 PM Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333- 267424) (the “Registration Statement”) to become effective on Friday, September 23, 2022 at 4:00 p.m. Eastern Daylight Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes Ryan S. Sansom of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Ryan S. Sansom of Cooley LLP, counsel to the Registrant, at (617) 937-2335.

Very truly yours,

Minerva Neurosciences, Inc.

By:	/s/ Frederick Ahlholm
Frederick Ahlholm
Chief Financial Officer

cc:	Remy Luthringer, Chief Executive Officer, Minerva Neurosciences, Inc.

Geoff Race, President, Minerva Neurosciences, Inc.

Marc Recht, Cooley LLP

Ryan S. Sansom, Cooley LLP